Paul Hastings LLP

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April 14, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on March 17, 2016 by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 66 filed on February 19, 2016 (the “Amendment”), which contained disclosure with respect to a proposed new series of the Registrant, Matthews Asia Credit Opportunities Fund (the “Credit Opportunities Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated.

Prospectus

1.	Comment: Before the Amendment may become effective, the consent of the independent public accounting firm must be submitted.

Response: Comment accepted. The Registrant will obtain and submit that consent as part of a post-effective amendment filed under Rule 485(a) under the Securities Act of 1933, as amended, including changes intended to address the comments discussed in this response letter.

2.	Comment: Please submit the proposed final table for “Annual Operating Expenses” and the final “Example of Fund Expenses” for review by the Commission’s accounting staff before filing a further post-effective amendment.

Response: Comment accepted. Provided below are those items.

Securities and Exchange Commission

April 14, 2016

ANNUAL OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee		0.65%		0.65%
Distribution (12b-1) Fees[1]		0.00%		0.00%
Other Expenses		1.45%		1.29%
Administration and Shareholder Servicing Fees	0.14%		0.14%

Total Annual Fund Operating Expenses		2.10%		1.94%
Fee Waiver and Expense Reimbursement[2]		(1.00%)		(1.04%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement		1.10%		0.90%

	One year	Three years
Investor Class	$112	$459
Institutional Class	$92	$401

Please note that the expense table above excludes the footnotes, which will be revised according to the response provided below to Comment 4.

3.	Comment: In footnote 2 to the table of Annual Operating Expenses for the Matthews Asia Strategic Income Fund (the “Strategic Income Fund”), please remove the parenthetical references to front-end or contingent deferred loads because those items should not be considered to be operating expenses.

Response: Comment accepted. That disclosure has been revised accordingly.

4.	Comment: The following changes are requested to the footnotes for the table of Annual Operating Expenses: (a) In footnote 1 of the table of Annual Operating Expenses, please remove the reference to any Rule 12b-1 fees being subject to operating expenses limitations because the current operating expense limitation excludes Rule 12b-1 fees; (b) for the same reason, please remove the reference in the fourth line of footnote 2 that refers to Rule 12b-1 fees as a class-specific expense that would be waived, (c) please revise the statement in the fourth line from the bottom of that footnote 2 to clarify that the recoupment would be permitted only if the recoupment would not cause the expense ratio for the applicable Fund to exceed the lesser of the expense limitation in effect at the time of the waiver or expense reimbursement and the expense limitation in effect at the time of recoupment. Please note that the Commission’s staff has been making the comment about “lesser of” starting last month in light of the AICPA Audit Risk Alert Investment Companies Industry Developments, “Expense Recapture Plans” (ARA-INV 73).

Please also move out of the prospectus summary the disclosure at the end of footnote 2 stating that the expense limitation agreement “may be renewed for additional periods . . . .” and that “Matthews may decline to renew . . . .” That disclosure should appear elsewhere in the statutory prospectus.

Response: Comment accepted. That disclosure has been revised accordingly.

5.	Comment: Under the “Principal Investment Strategy” section for the Strategic Income Fund, convertible debt securities are listed as a type of debt instrument that may be held by that Fund. Please supplementally confirm whether the Fund will would invest in contingent convertible securities, also known as “CoCos.”

Securities and Exchange Commission

April 14, 2016

Response: Comment accepted. The Strategic Income Fund currently holds two CoCos. The Credit Opportunities Fund may also invest in CoCos. Supplemental risk disclosure is being added to the summary section of the prospectus as follows:

Convertible Securities Risk: The Fund may invest in convertible securities including those known as contingent capital financial instruments or “CoCos.” CoCos generally provide for mandatory or automatic conversion into common stock of the issuer under certain circumstances or may have principal write down features. Because the timing of conversion may not be anticipated, and conversion may occur when prices are unfavorable, reduced returns or losses may occur. Some CoCos may be leveraged, which can make those CoCos more volatile in changing interest rate or other conditions.

Additional risk disclosure will be added to the statutory prospectus after the summaries, similar to the following text under the existing heading “Convertible Securities”:

The Funds may invest in convertible securities including those known as contingent capital financial instruments or “CoCos.” CoCos generally provide for mandatory or automatic conversion into common stock of the issuer under certain circumstances or may have principal write down features. For example, the mandatory conversion may be automatically triggered if an issuer fails to meet the capital minimum described in the instrument, the issuer’s regulator makes a determination that the instrument should convert or other specified conditions are met. Because the common stock of the issuer may not pay a dividend, investors in these instruments could experience reduced income, and conversion could deepen the subordination of the investor, which would worsen the investor’s standing in a bankruptcy. In addition, some CoCos have a set stock conversion rate that would cause an automatic write-down of capital if the price of the stock is below the conversion price on the conversion date. Some CoCos may be leveraged, which can make those CoCos more volatile in changing interest rate or other conditions.

6.	Comment: Under the “Principal Investment Strategy” section, please explain whether derivatives will be used by the Strategic Fund to satisfy the 80% names rule test and, if so, how those derivatives will be valued for that purpose.

Response: Comment accepted. Derivatives with fixed-income characteristics will count toward that 80% level, and be valued for that purpose using their market value rather than their notional value.

Securities and Exchange Commission

April 14, 2016

7.	Comment: Under the “Principal Investment Strategy” section, please revise the sentences disclosing how Matthews determines whether an investment is an Asian investment by adding the last sentence of the paragraph about instruments into the list of factors, and removing the “otherwise linked” factor. Please also note that the staff considers a country’s currency in which a security or instrument is denominated not to be sufficient to be regarded as a security of that country.

Response: Comment accepted, except to the limited extent discussed below. The Registrant has revised that disclosure accordingly, and has replaced the “otherwise linked” factor to include a reference to recognized securities indexes and baskets, as follows:

A company or other issuer is considered to be “located” in a country or a region, and a security or instrument will deemed to be an Asian (or specific country) security or instrument, if it has substantial ties to that country or region. Matthews currently makes that determination based primarily on one or more of the following criteria: (A) with respect to a company or issuer, whether (i) it is organized under the laws of that country or any country in that region; (ii) it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed, or has at least 50% of its assets located, within that country or region; (iii) it has the primary trading markets for its securities in that country or region; (iv) it has its principal place of business in or is otherwise headquartered in that country or region; or (v) it is a governmental entity or an agency, instrumentality or a political subdivision of that country or any country in that region; and (B) with respect to an instrument, whether (i) its issuer or guarantor is headquartered in that country or region; (ii) it is issued with respect to a project located in that country or region, (iii) it is secured or backed by assets located in that country or region, (iv) it is denominated in the currency of that Asian country, or (v) it is a component of a recognized securities index or basket for the country or region.

Matthews continues to believe that the currency denomination of a security or instrument is sufficient to consider that security or instrument to have sufficient ties to that country to count toward the 80% test. A security denominated in a local currency is subject to both the currency and interest rate movements of that country, and these two factors are primary drivers of the risk and return for that security. The value of a local currency and the level of local interest rates are heavily affected by the economic conditions of that country, including fiscal and monetary policy, and broader governmental policies, such as those targeting growth, inflation, consumption, investment, and productivity. This is different than would be the case of an Asian government or company issuing a security denominated in US dollars—that US dollar denominated security would not typically be regarded as a US security given the dollar’s status as an international reserve currency used by many countries for transactions and the issuance of securities.

8.	Comment: The most recent shareholder report for the Strategic Income Fund shows that approximately 32% of the Strategic Income Fund was invested in China and Hong Kong as of the reporting period, and approximately 22% in India. The Commission staff typically expects to see a country-specific risk factor for a fund that invests 25% or more of its assets in a country’s securities. Given that the investments in India are close to that level, this Fund should have a specific risk factor for each of China and India.

Response: Comment accepted. Risk factors for China and India will be added to the discussion of principal risks for that Fund.

9.	Comment: Because the Strategic Income Fund may take short positions (in currencies), please confirm that the operating expenses table includes as part of “Other Expenses” any associated interest and other expenses of any short sales.

Response: Comment accepted. The Registrant has confirmed that any such expenses have been included.

Securities and Exchange Commission

April 14, 2016

10.	Comment: Please use bold face font for the principal risk sub-headings on page 2 rather than regular text.

Response: Comment accepted. Those sub-headings have been reformatted accordingly.

11.	Comment: Please use the word Asia or Asian in the heading of the principal risk entitled “Political, Social and Economic Risks” because those are described in relation to Asia.

Response: Comment accepted. The heading will read “Political, Social and Economic Risks of Investing in Asia.”

12.	Comment: In the introductory paragraph on page 4 under “Past Performance” please delete the sentence that says “The index performance does not take into consideration fees, expenses or taxes” because that statement is already included in the table.

Response: Comment accepted. That sentence has been removed.

13.	Comment: Under “Past Performance” on page 4, please show returns in the bar graph for only one class of shares as permitted by Instruction 3(a) of Item 4(b)(2) of Form N-1A.

Response: Comment accepted. The disclosure has been revised accordingly.

14.	Comment: In the table of average annual total returns, please show after-tax returns for only one class of shares as permitted by Instruction 3(c)(ii) of of Item 4(b)(2) of Form N-1A.

Response: Comment accepted. That table has been revised accordingly. In addition, as required by Item 4(b)(2)(iv)(C) adjacent disclosure has been added to state that after-tax returns are shown for only one class and the after-tax returns for other classes will vary.

15.	Comment: With respect to the Credit Opportunities Fund, please conform the table of Annual Operating Expenses to address comments 3 and 4 stated above.

Response: Comment accepted. That table has been revised accordingly.

16.	Comment: Please add a footnote to the table of Annual Operating Expenses to indicate that the expense ratios shown under Other Expenses are based on estimated amounts for the current fiscal year. Also, the amounts shown in the Example of Fund Expenses for three years should be $459 and $401 rather than the numbers shown.

Response: Comment accepted. The disclosure will be revised accordingly.

17.	Comment: In the section entitled “Principal Investment Strategy,” there is a reference to securitized instruments backed by mortgages. If this Fund will invest in mortgage-backed securities, please add a principal risk specific to mortgage-backed securities. Otherwise, please delete the reference to mortgages.

Response: Comment accepted. The Fund’s investments are not expected to include mortgage-backed securities and that reference has been removed.

Securities and Exchange Commission

April 14, 2016

18.	Comment: Please supplementally confirm whether the Fund will invest in collateralized loan obligations or CLOs. If the Fund will invest in CLOs, please confirm that they will be treated by the Fund as illiquid assets. Please also supplementally confirm whether the Fund will invest in bank loans. If the Fund will invest in bank loans, please (i) add principal risks that the loans may not be securities and may not be entitled to the protections of federal securities laws, (ii) move up the risk on page 25 related to bank loans, and (iii) address how the fund will address short-term liquidity needs related to settlement of shareholder redemptions from the Fund.

Response: Comment accepted. The Fund is not expected to invest in CLOs. The Fund may, however, invest in bank loans to a limited extent. A principal risk factor has been added as requested. The Registrant has in place a committed line of credit that Matthews, as the investment adviser, and the Registrant’s Board of Trustees consider to be adequate to address the liquidity needs of this Fund. The adequacy of that credit line is assessed on at least an annual basis.

19.	Comment: Under the “Principal Investment Strategy” section, please explain whether derivatives will be used by the Credit Opportunities Fund to satisfy the 80% names rule test and, if so, how those derivatives will be valued for that purpose.

Response: Comment accepted. Derivatives with fixed-income characteristics will count toward that 80% level, and be valued for that purpose using their market value rather than their notional value.

20.	Comment: Under the “Principal Investment Strategy” section for the Credit Opportunities Fund, convertible debt securities are listed as a type of debt instrument that may be held by that Fund. Please supplementally confirm whether the Fund will would invest in contingent convertible securities, also known as “CoCos.”

Response: Comment accepted. Please see the response to Comment No. 5.

21.	Comment: Under the “Principal Investment Strategy” section for the Credit Opportunities Fund, preferred equities and warrants are listed as a type of debt and debt-related instrument. Please remove those references. Any such investments would not count as debt for purposes of the 80% names rule.

Response: Comment accepted. Those references have been removed.

22.	Comment: Under the “Principal Investment Strategy” section for the Credit Opportunities Fund, please conform to comment number 7 above related to the criteria for investments in Asia.

Response: Please see the response to comment number 7 above.

23.	Comment: If the Credit Opportunities Fund expects to invest 25% or more of its assets in a single country, please add a principal risk specific to that country.

Response: Comment accepted. Because investments in Indonesia and China are expected to exceed 25% of this Fund, specific risk factors about Indonesia and China have been added.

Securities and Exchange Commission

April 14, 2016

24.	Comment: On page 16, under “Non-Principal Investment Strategies” there is a statement about defensive measures in certain market conditions. To address instruction 6 to Item 9(b)(1) of Form N-1A please also state the effect of those defensive measures, namely that the Fund may not achieve its investment objective.

Response: Comment accepted. That disclosure has been revised accordingly.

25.	Comment: On page 25, please move up the risk disclosure about bank loans to the prospectus summary if the Credit Opportunities will invest in bank loans.

Response: Comment accepted. As noted in the response to comment 18, that risk factor will be moved as requested.

26.	Comment: On page 27, there is a statement that 12b-1 fees are excluded from the expense limitation, but also a statement that Rule 12b-1 fees may be waived in order for a fund to meet its expense limitation. Please revise the disclosure to address that apparent inconsistency.

Response: Comment accepted. As noted in the response to item 4, that disclosure has been revised to address that inconsistency.

27.	Comment: On page 42 in the statement of additional information, there is a statement that Messrs. McNally and Jafolla serve as Assistant Treasurers but the information required under item 17 of Form N-1A for officers has not been provided.

Response: The Assistant Treasurers do not constitute officers for purposes of Item 17 of Form N-1A, as defined in Instruction
1(d). Therefore, that additional information is not required. The statement about those positions is made only for purposes of establishing a public record of signing authority for administrative convenience.

*    *    *    *    *

We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Securities and Exchange Commission

April 14, 2016

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc:	Matthews International Capital Management, LLC